Haddan & Zepfel LLP

Corporate and Securities Lawyers

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Newport Beach, CA 92660

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e-mail:rjz@haddanzepfel.com

April 25, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Paul Fischer, Staff Attorney

Re:	Franklin Wireless Corp. Form 10-K for Fiscal Year Ended June 30, 2012 Filed October 15, 2012 Form 10-Q for Fiscal Quarter Ended December 31, 2012 Filed February 14, 2013 No. 001-14891

Dear Sirs,

This is in response to your letter of April 19, 2013 concerning the Annual Report on Form 10-K for the year ended June 30, 2012 and the Form 10-Q for Fiscal Quarter Ended December 31, 2012 of Franklin Wireless Corp. (the “Company”). Your letter included comments about two items which are shown below, followed by our responses.

Form 10-K for the Year Ended June 30, 2012

Compensation Discussion and Analysis, page 24

Incentive Compensation, page 24

1.	We note from your description of your bonus plan that your executive officers may earn cash bonuses based on the achievement of performance targets. We also note that the bonus amounts are not determined by any formula and are purely discretionary. Please advise whether the decision to award cash bonuses is purely discretionary or is triggered by the achievement of performance targets, such as revenue and operating income.

In general, the Company’s executive officers are eligible to earn bonuses based upon the achievement of certain performance targets - primarily revenue and operating income, which are established from time to time by the Board of Directors. The amount of the bonuses, however, is in the sole discretion of the Board of Directors and is not based upon any specific formula.

Form 10-Q for the Quarter Ended December 31, 2012

Contractual Obligations and Other Commitments, page 21

Contingency, page 21

2.	We note your disclosure regarding C-Motech’s obligation to sell 1,566,672 shares back to the Company. In your latest beneficial ownership table contained in your latest Form 10-K, however, you indicated that these shares are the subject of a legal dispute between C-Motech and “third parties.” See footnote (4) to the table. Please advise.

C-Motech is the registered owner of certificates representing 1,566,672 shares, which were issued by the Company in C-Motech’s name. The Company has been advised that there are two individuals who claim to have purchased the shares from C-Motech through its former CEO; however, the authority of the former CEO to agree to the sale of the shares is being disputed by C-Motech. It is the Company’s understanding that this matter is currently being adjudicated in U.S. and Korean courts.

The Company has advised us that it intends to comply with your comments in future filings by incorporating the responses in this letter to the extent appropriate.

Securities & Exchange Commission

April 25, 2013

On behalf of the Company, we understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

/s/ Robert J. Zepfel